UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
American Reprographics Company
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

029263100
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	029263100	Page	2	of	4

1	NAMES OF REPORTING PERSONS: OCB Reprographics, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-2788663
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
	California

	5	SOLE VOTING POWER:

NUMBER OF		1,857,474

SHARES	6	SHARED VOTING POWER:
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
PERSON		1,857,474

WITH:	8	SHARED DISPOSITIVE POWER:
		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	1,857,474

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
	4.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
	CO

CUSIP No.	029263100	3	of	4

Item 1(a)	Name of Issuer: American Reprographics Company, a Delaware Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices: 700 North Central Avenue, Suite 550, Glendale, CA 91203

Item 2(a)	Name of Person Filing: OCB Reprographics, Inc.

Item 2(b)	Address of Principal Business Office or, if None, Residence: 17721 Mitchell North, Irvine, CA 92714

Item 2(c)	Citizenship: OCB Reprographics, Inc. is a California Corporation.

Item 2(d)	Title of Class of Securities: Common Stock, $0.001 per value per share, of the Issuer ("Common Stock")

Item 2(e)	CUSIP Number: 029263100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is: Not applicable

Item 4.	Ownership. The percentages stated herein are based on a total of 45,317,846 shares of Common Stock outstanding as of December 31, 2006.
(a) 1,857,474 shares of Common Stock
(b) 4.1%
(c) OCB Reprographics, Inc., has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 1,857,474 shares of Common Stock.

Item 5.
Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [Y].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications. Not applicable

CUSIP No.	029263100	Page	4	of	4

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

OCB Reprographics, Inc.

/s/ Sathiyamurthy Chandramohan
(Signature)
By: Sathiyamurthy Chandramohan
Title: Chief Executive Officer